EXHIBIT 99.1

Qcells invests $2.5 billion in solar power manufacturing facility from the Gray/Stantec design-build team

The large-scale initiative will quadruple the company’s solar module production capacity

EDMONTON, Alberta, Feb. 14, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

With a historic $2.5 billion investment, Qcells is building a solar power manufacturing facility in Georgia, United States. This is the largest solar investment in US history and will offer significant benefits to the state and national economies. Gray, a leading global builder in the manufacturing industry, and Stantec, a global leader in sustainable design, were selected to provide construction, architecture, mechanical/electrical/plumbing engineering, structural/civil engineering, as well as environmental, water, and wastewater services.

Qcells is a subsidiary of Hanwha Solutions, one of the world’s largest and most recognized photovoltaic (PV) manufacturers, known for its high-quality solar cells and modules. The company anticipates increasing its solar module production capacity in the United States from 1.7 gigawatts in 2022 to 8.4 gigawatts by 2024. Qcells intends to hire 2,500 people in Georgia to support its leadership in the solar energy sector.

“Having worked with Qcells, Gray is honored to continue our relationship on such a monumental investment,” said Brian Jones, president and CEO of Gray Construction. “These projects will tremendously impact the people of Georgia, the American economy, and the solar industry.”

The new facility will house the entire solar panel manufacturing process, including ingot production, wafer processing, cell processing, and module production.

“With a shared commitment to quality and innovation, we are proud to be part of establishing a reliable solar supply chain to the United States,” said Leonard Castro, executive vice president for Stantec’s global Buildings practice. “Together with our partners at Gray, we are inspired by the opportunity to help Qcells create energy solutions that will support a more sustainable future.”

Inflation Reduction Act helps investment move forward
The passage of the Inflation Reduction Act last year was a major driver in helping this project move forward. Under that Act, solar companies making solar panel components can claim tax credits. This project will help to significantly reduce the United States dependency on foreign PV manufacturers.

New focus on bringing production facilities closer to home
Stantec’s industry-leading integrated architectural and engineering team works within the global industrial sector, helping advanced manufacturing clients improve their operations, reduce costs, and optimize production flows. Disruptions in the global economy over the past three years have increased fragility and expenses related to supply-chain management, making offshoring less enticing.

In response, manufacturers are increasingly seeking to simplify their supply chains, bringing production closer to demand, with many companies opting to add new factories in North America to increase net capacity. Developing PV manufacturing in the United States can mitigate global supply chain challenges and lead to tremendous benefits for the climate as well as for US workers, employers, and the economy. Learn more about Stantec’s innovative industrial building solutions.

About Gray
Consistently ranked among the top industrial contractors in the US and internationally, Gray focuses on the following markets for domestic and international customers: Food & Beverage, Manufacturing, Automotive, Distribution, Mission Critical, and Commercial, with nearly 30 offices across North America, Europe, and Asia.

Founded in 1960, Gray has grown to encompass a complementary family of brands designed to augment and enhance each other’s specialized capabilities without gaps or redundancies. Our robust offering enables us to create one-of-a-kind solutions at the highest levels of customization, delivering unmatched precision and partnership to some of the world’s most sophisticated organizations.

For more information on Gray, visit gray.com and follow us @Gray.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the project referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@Stantec.com	ir@stantec.com

Design with community in mind